SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

FIRST COMMUNITY BANK

CORPORATION OF AMERICA

(Name of Issuer)

Common Stock, $0.08 par value

(Title of Class of Securities)

31985E 20 2

(CUSIP Number)

Richard Pearlman, Esq.

Igler & Dougherty, P.A.

1501 Park Avenue East

Tallahassee, Florida 32301

(850) 878-2411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31985E 20 2	Page 2 of 6 pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James Macaluso

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 84,375 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 84,375 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,312.50

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%

14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 31985E 20 2	Page 3 of 6 pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W.J. Trust, UTD

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 15,937.50 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 15,937.50 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,312.50

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%

14.	TYPE OF REPORTING PERSON* 00

CUSIP No. 31985E 20 2	Page 4 of 6 pages

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.08 per share (the “Common Stock”), of First Community Bank Corporation of America, a Florida corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 9001 Belcher Road, Pinellas Park, Florida 33782.

Item 2. Identity and Background

(a)	This statement is filed on behalf of James Macaluso and the W.J. Trust, UTD (collectively the “Reporting Person”).

(b)	Mr. Macaluso’s business address and the business address for the Trust is 3839 4th Street North, #450, St. Petersburg, Florida 33703.

(c)	Mr. Macaluso is an accountant and owner of Macaluso & Company, P.A. in St. Petersburg, Florida. W. J. Trust, UTD is a Florida Trust for the benefit of Mr. W.J. Lucas Ford, Jr. Mr. Macaluso is Trustee for the Trust.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Macaluso is a citizen of the United States. The W. J. Trust, UTD is a Florida Trust.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Macaluso purchased 30,000 shares for $10.00 per share on April 19, 1999 and 5,000 shares on June 14, 2001 for $12.00 per share. Share amounts adjusted for the Issuer’s 5 for 4 stock split: 37,500 shares, and 6,250 shares respectively. In addition, Mr. Macaluso received 3,125 warrants to purchase shares along with his share purchase on June 14, 2001. For his service as a director, Mr. Macaluso received options on January 2001 and January 2002 to purchase a total of 37,500 shares. The W.J. Trust purchased 8,500 shares on June 10, 2001 for $10.00 per share. Share amount adjusted for the Issuer’s 5 for 4 stock split: 10,625 shares. The Trust also received 5,312.50 warrants to purchase shares along with the share purchase on June 10, 2001. All purchases were made with personal funds. All share amounts are adjusted to reflect the Issuer’s 5 for 4 stock split.

Item 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Issuer is investment. The Reporting Person has no plans personally which would result in:

CUSIP No. 31985E 20 2	Page 5 of 6 pages

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 100,312.50 shares of Common Stock of the Issuer which equals 5.04% of the total outstanding shares. Of those securities, 10,625 shares and 5,312.50 warrants are owned by a Florida trust, the W.J. Trust, which is controlled by Mr. Macaluso as Trustee. Mr. Macaluso personally owns 43,750 shares, 3,125 warrants and 37,500 options to purchase Common Stock.

(b)	The Reporting Person has sole power to vote and to dispose of all of the subject shares.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 31985E 20 2	Page 6 of 6 pages

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No agreements exist with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: October 29, 2003

/s/ James Macaluso James Macaluso W.J. TRUST, UTD

By:	/s/ James Macaluso

James Macaluso, Trustee